Exhibit 99.13

CONSENT OF EXPERT

March 16, 2012

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

            I, Chris Puchner, CPG, do hereby consent to the filing of the written disclosure regarding the technical report entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska” dated August 25, 2011 in the Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form of International Tower Hill Mines Ltd. (the “Company”) dated March 16, 2012.

            I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and Annual Information Form dated March 16, 2012, and to the incorporation by reference of this Annual Report on Form 40-F in the Company’s Form S-8 Registration Statement (SEC File No. 333-158533).

By:	/s/ Chris Puchner
Chris Puchner, CPG
Chief Geologist
International Tower Hill Mines Ltd.